

17010602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the Plan)

CORECIVIC, INC.

(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215

(Address and zip code of principal executive offices of the issuer)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k) Savings and Retirement Plan

Date: June 23, 2017

By: 

Name: Brian Hammonds

Title: Vice President, Finance, CoreCivic of Tennessee, LLC, the Plan Administrator, and of CoreCivic, Inc., the sole member of CoreCivic of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits
23.1	Consent of Hancock Askew & Co., LLP, Independent Registered Public Accounting Firm



HANCOCK ASKEW & CO LLP

ACCOUNTANTS & ADVISORS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-157999) pertaining to the Corrections Corporation of America 401(k) Savings and Retirement Plan of our report dated June 23, 2017, with respect to the financial statements and supplemental schedule of the Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2016.

Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

Norcross, Georgia
June 23, 2017

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2016

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE	
Schedule H, Line 4i - Schedule of Assets (Held at Year End)	20

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Corrections Corporation of America 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements of the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

Norcross, Georgia
June 23, 2017

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:		
INVESTMENTS, at fair value	$277,943,797	$266,787,572
RECEIVABLES:		
Employer contributions	1,293,677	1,232,731
Participant contributions and loan payments	31	40
Notes receivable from participants	16,455,542	16,213,299
Total receivables	17,749,250	17,446,070
NET ASSETS AVAILABLE FOR BENEFITS	$295,693,047	$284,233,642

See accompanying Notes to Financial Statements.

CORRECTIONS CORPORATION OF AMERICA
401(K) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$284,233,642	$298,066,488
ADDITIONS:		
Interest on notes receivable from participants	712,235	771,151
Dividends	3,447,933	3,353,176
Employer contributions	15,532,161	15,315,564
Participant contributions	16,273,002	15,955,663
Net appreciation in fair value of investments	11,781,640	-
Total additions	47,746,971	35,395,554
DEDUCTIONS:		
Administrative expenses	666,679	966,817
Benefits paid to participants	35,620,887	33,119,445
Net depreciation in fair value of investments	-	15,142,138
Total deductions	36,287,566	49,228,400
NET ASSETS AVAILABLE FOR BENEFITS, end of year	$295,693,047	$284,233,642

See accompanying Notes to Financial Statements.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor
In November 2016, the Company rebranded which resulted in a name change from CCA of Tennessee, LLC ("CCA of TN") to "CoreCivic of Tennessee, LLC" ("CoreCivic of TN"). The Plan's sponsor is CoreCivic of TN, formerly, CCA of TN, a wholly-owned subsidiary of CoreCivic, Inc., formerly Corrections Corporation of America (the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established on January 1, 1999, to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participating Employers
The Plan qualifies as a "multiple employer" plan as described in Section 413(c) of the Code. The Plan allows other affiliated employers to participate in the Plan ("Participating Employers"), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.

Eligibility
Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions
The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

NOTE A - DESCRIPTION OF THE PLAN (Continued)

The Plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2016 and 2015, CoreCivic provided a discretionary Safe Harbor matching contribution equal to 100% of each employee's eligible bi-weekly compensation, up to 5% of the employee's eligible bi-weekly compensation. CoreCivic did not provide a discretionary basic contribution during 2016 or 2015. CoreCivic did provide a non-elective fringe contribution to certain employees at "Service Contract Act" ("SCA") locations in 2016 and 2015. Those non-elective contributions are 100% vested immediately.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon and any Safe Harbor employer matching contributions after 2011. Vesting in employer contributions for years prior to 2012, is based on years of service. All active participants become vested in employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability, or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

NOTE A - DESCRIPTION OF THE PLAN (Continued)

Forfeitures
Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2016 and 2015, unallocated non-vested accounts totaled approximately $13,000 and $10,000, respectively. During the years ended December 31, 2016 and 2015, total forfeitures of $27,000 and $14,000, respectively, were used to reduce employer contributions made during the 2016 and 2015 Plan years.

Notes Receivable from Participants
A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant's account. The interest rate for the loan shall be determined by the Plan Administrator commensurate with the rates used by commercial loans which would be made under similar circumstances. The interest rates on outstanding loans as of December 31, 2016, ranged between 4.25% and 4.50%.

Plan Termination
Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians
Ascensus Trust Company ("Ascensus"), formerly Frontier Trust Company ("Trustee") serves as the Plan's trustee. Ascensus Trust Company also serves as the Plan's custodian for all Plan assets except those invested in the Company common stock. Mid Atlantic Trust is the custodian for Plan assets invested in the Company common stock fund. (Collectively, Ascensus Trust Company, and Mid Atlantic Trust are referred to as the "Custodians").

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition
Investments are carried at market value as determined on the last day of the Plan year. See Note D for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Administrative Expenses
In late 2015, the plan entered into new fee agreements with Ascensus and SunTrust Bank Retirement Specialists, the broker. Prior to October 2015, the plan had fee agreements with Ascensus and Wells Fargo. All sub-TA and 12b-1 fees are deposited into the Administrative Fee Credit Account (AFCA) and then Ascensus and the broker are paid quarterly based on the signed fee agreements. Other plan eligible expenses are also paid from the AFCA. If the plan does not have adequate funds in the AFCA, all participants' accounts would be charged a quarterly administrative fee to cover those administrative costs. All administrative costs not covered by this charge are borne by the Company and, therefore, are not included in the accompanying statements of changes in net assets available for benefits.

Risks and Uncertainties
Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additionally, as of December 31, 2016 and 2015, approximately 16%, and 19%, respectively, of the Plan's investments were held in the Plan sponsor's common stock. As such, the underlying value of the overall investment holdings is dependent on the performance of the Company's common stock and the market's evaluation of such performance.

NOTE C - INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2016, the Plan had balances in 20 investment funds, consisting of 18 mutual funds, a common collective trust fund, and the Company common stock fund. In 2016, the Investment Committee approved the following changes to the plan's fund options: The Columbia Small Cap fund was replaced and fund balances were mapped to the newly added, Vanguard Small Cap Index fund on January 3, 2017. In December 2016, the plan also added two additional funds – the Vanguard Mid Cap Index fund and the Janus Henderson Triton fund. As of December 31, 2016, there were small balances in the new funds as a result of year-end participant transfers within the plan. These investment options are described as follows:

1. **The Morley Stable Value Fund** – a common collective trust fund that seeks high current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income, and long-term growth of capital and income by investing in stocks, bonds, and securities issued and guaranteed by the U.S. government.

NOTE C – INVESTMENTS (Continued)

5. **AllianzGI Focused Growth Fund** – a mutual fund that seeks capital preservation. This fund normally invests in equity securities of U.S companies with market capitalizations of at least $1 billion. The fund may invest up to 20% of assets in non-U.S. securities (but no more than 10% in one non-U.S. country or 10% in emerging market securities).

6. **Prudential Jennison Mid-Cap Fund** – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also invest a portion of its assets in common stocks and other securities of companies in countries with developing economies and/or markets.

8. **Vanguard Institutional Index Fund** – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the S&P index holding each stock in approximately the same proportion as its weighting in the index.

9. **Growth Fund of America** – a mutual fund that seeks long-term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long-term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index. It may invest up to 20% of its total assets in foreign securities.

11. **Vanguard Small Cap Institutional Index Fund** – a mutual fund that seeks to replicate the total return of the CRSP US Small Cap Value Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that comprise the index, holding each stock in approximately the same proportion as its weighting in the index.

NOTE C – INVESTMENTS (Continued)

12. **Vanguard Mid Cap Index Fund Admiral**—a mutual fund that seeks to replicate the total return of the CRSP US Mid Cap Index. It attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

13. **Janus Henderson Triton N**—a mutual fund that seeks long-term growth of capital. The fund invests primarily in common stocks selected for their growth potential. It invests in equity securities of small- and medium-sized companies. Generally, having a market capitalization of less than $10 billion. The fund may also invest in foreign securities, which may include investments in emerging markets.

14. **Company Common Stock** – CoreCivic common stock. (Note: All of the 2016 recordkeeping reports and trust statements reference Corrections Corp. of America for the company stock fund information; however, the references are interchangeable. (See the note regarding the company's rebranding in the Plan Sponsor section.)

15. **Principal LifeTime Strategic Income Fund** – a mutual fund that seeks current income and as a secondary objective, capital appreciation. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors seeking current income and secondarily capital appreciation.

16. **Principal LifeTime 2010 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

17. **Principal LifeTime 2020 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

NOTE C – INVESTMENTS (Continued)

18. **Principal LifeTime 2030 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

19. **Principal LifeTime 2040 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

20. **Principal LifeTime 2050 Portfolio** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

1. *Common stock*: Valued at the closing price reported on the active market on which the individual security is traded.

2. *Mutual funds*: Valued at the net asset value of shares held by the Plan at year end in an active market.

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

3. *Common collective trust fund:* Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016:

Fair Value Measurements as of December 31, 2016, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	216,870,235			216,870,235
Common stock	43,712,092			43,712,092
Total assets in the fair value hierarchy	$ 260,582,327			$ 260,582,327
Investments measured at Net Asset Value (NAV)*				17,361,470
Investments at fair value	$ 260,582,327			$ 277,943,797

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015:

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Fair Value Measurements as of December 31, 2015, using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds	199,692,794			199,692,794
Common stock	52,438,269			52,438,269
Total assets in the fair value hierarchy	$ 252,131,063			$ 252,131,063
Investments measured at Net Asset Value (NAV)*				14,656,509
Investments at fair value	$ 252,131,063			$ 266,787,572

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on net asset value ("NAV") per share as of December 31, 2016 and 2015, respectively.

Description	Fair Value 12/31/2016	Fair Value 12/31/2015	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Fund	$17,361,470	$14,656,509	n/a	Daily	30 days

NOTE E - FEDERAL INCOME TAX STATUS

Effective January 1, 2016, the Plan was amended and restated. A new IRS determination letter was issued dated April 27, 2017, replacing the previous determination letter dated June 10, 2011. The plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and the plan continues to qualify under IRC Section 401(a), and the related trust continues to be tax-exempt as of December 31, 2016.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

NOTE F - RELATED PARTY TRANSACTIONS

Ascensus is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Mid Atlantic Trust is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest transactions.

NOTE G - RECONCILIATION TO FORM 5500

As of December 31, 2016 and 2015, the Plan had $854,447 and $1,539,150 respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2016 and 2015, per the financial statements to the Form 5500.

NOTE G - RECONCILIATION TO FORM 5500 (Continued)

	Benefits Payable		Net Assets Available for Benefits	
	2016	2015	2016	2015
Per the financial statements	$ -	$ -	$295,693,047	$284,233,642
Amounts allocated to withdrawing participants	854,447	1,539,150	(854,447)	(1,539,150)
Per the Form 5500	$ 854,447	$ 1,539,150	$294,838,600	$282,694,492

The following is a reconciliation of benefit distributions for the years ended December 31, 2016 and 2015, per the financial statements to the Form 5500.

	Benefits Distributions	
	2016	2015
Per the financial statements	$35,620,887	$33,119,445
Add: Amounts allocated to withdrawing participants at end of year	854,447	1,539,150
Deduct: Amounts allocated to withdrawing participants at end of prior year	(1,539,150)	(1,017,028)
Per the Form 5500	$ 34,936,184	$ 33,641,567

NOTE H - LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

The Plan Administrative Committee approved and implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds are also subject to the same limitation.

Through December 31, 2016, twenty-five percent (25%) was the maximum percentage of a participant's new contributions permitted to be invested in the Plan's Company stock fund. Requests to transfer funds into the Company stock fund were not permitted if, at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance. The Investment Committee recently approved a change to this maximum percentage and effective as of January 1, 2017, ten percent (10%) is the maximum percentage of a participant's new contributions permitted to be invested in the Plan's Company stock fund. Current balances are not affected by this change and this change only affects either new monies coming in and/or transfers for the Plan's Company stock fund.

SUPPLEMENTAL SCHEDULE

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 62-1806755, Plan 001
SCHEDULE H, LINE 4i
DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Ascensus Trust Company	Interest bearing cash	**	$ 2,531,421
*	Mid Atlantic Capital Corporation	Mid Atlantic Capital Corporation Unitized Account	**	1,318,888
	The American Funds Group	Intermediate Bond Fund of America	**	8,715,837
	The American Funds Group	American Balanced Fund	**	34,919,436
	The American Funds Group	Washington Mutual Investors Fund	**	30,889,134
	The American Funds Group	EuroPacific Growth Fund	**	14,702,437
	Allianz Funds	AllianzGI Focused Growth Fund	**	21,567,890
	The American Funds Group	Growth Fund of America	**	16,857,582
	Columbia Funds	Columbia Small Cap Value Fund	**	10,987,027
	Vanguard Investment	Vanguard Institutional Index Fund	**	19,545,166
	Vanguard Investment	Vanguard Mid Cap Index Fund	**	2,582
	Vanguard Investment	Vanguard Small Cap Index Fund	**	1,061
	Janus Funds	Janus Henderson Triton Fund	**	16,701
	Prudential Investments	Prudential Jennison Mid-Cap Fund	**	15,848,186
	Morley Financial	Morley Stable Value Fund	**	17,361,470
	Principal Financial	Principal Lifetime Strategic Income Fund	**	781,414
	Principal Financial	Principal Lifetime 2010	**	2,329,121
	Principal Financial	Principal Lifetime 2020	**	9,182,630
	Principal Financial	Principal Lifetime 2030	**	12,043,557
	Principal Financial	Principal Lifetime 2040	**	6,856,037
	Principal Financial	Principal Lifetime 2050	**	7,774,128
*	CoreCivic	Company Common Stock	**	43,712,092
*	Various plan participants	Notes receivable from participants (interest rate ranged between 4.25% and 4.50% with varying maturity dates)	-	16,455,542
		Total		$ 294,399,339

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.